UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MYRIAD GENETICS, INC.

(Name of Issuer)

          Common Stock, par value $0.01 per share

(Title of Class of Securities)

                62855J104

(CUSIP Number)

                                     January 16, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒        Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SG Americas Securities, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,756,543
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,756,543
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,756,543
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.995%
12.	Type of Reporting Person: OO; BD

Item 1(a).   Name of Issuer:

Myriad Genetics, Inc. (the “Issuer”)

Item 1(b).   Address of Issuer’s Principal Executive Offices:

320 Wakara Way, Salt Lake City, UT, 84108, United States

Item 2(a).   Name of Person Filing

This Statement is filed on behalf of each of the following person(s) (the “Reporting Person(s)”):

SG Americas Securities, LLC (“SGAS”)

Item 2(b).     Address of Principal Business Office or, if None, Residence

The address of the principal business office of SGAS is 1221 Avenue of the Americas, New York, NY, 10020.

Item 2(c).     Citizenship

SGAS is a company domiciled in the United States.

Item 2(d).     Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).     CUSIP Number:

62855J104

Item 3.      If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership:

Item 4(a)    Amount Beneficially Owned:

As of January 16, 2008, SGAS may be deemed to beneficially own 1,756,543 of the Common Shares of the Issuer.

 Item 4(b)    Percent of Class:

Percentages are based on 43,973,465 shares of Common Stock outstanding as of October 30, 2007 (as set forth on the Issuer's Form 10-Q, filed on November 1, 2007 with the Securities and Exchange Commission).

 Item 4(c)    Number of Shares of which such person has:

SGAS:
(i) Sole power to vote or direct the vote:	1,756,543
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	1,756,543
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable

 Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.    Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.   Certification:

By signing below each of the Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2008

SG AMERICAS SECURITIES, LLC

By:	/s/ Francois Barthelemy
Name:	Francois Barthelemy
Title:	Managing Director